                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                         Cubist Pharmaceuticals, Inc.
                         ----------------------------
                               (Name of Issuer)

                                 Common Stock
                    --------------------------------------
                        (Title of Class of Securities)

                                  229678 10 7
                                  -----------
                                (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 229678 10 7                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     Massachusetts

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A
____________________________________________________________________________

6.   Shared Voting Power

     986,356  Please also refer to Attachment A

CUSIP No.  229678 10 7                             Page 3 of 7
           -----------

----------------------------------------------------------------------------

7.   Sole Dispositive Power

     N/A
----------------------------------------------------------------------------

8.   Shared Dispositive Power

     986,356 Please also refer to Attachment A
----------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     986,356 Please also refer to Attachment A
----------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
----------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9.

     5.9%
----------------------------------------------------------------------------

12.  Type of Reporting Person.

     IA
----------------------------------------------------------------------------

CUSIP No.      229678 10 7                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Cubist Pharmaceuticasls, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

24 Emily St.
Cambridge, MA 02139

Item 2(a).  Name of Person Filing:
----------------------------------

Burr, Egan, Deleage & Co.

Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

One Post Office Square
Suite 3800
Boston, MA 02109

Item 2(c).  Citizenship:
------------------------

Massachusetts

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

229678 10 7

CUSIP No. 229678 10 7                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     986,356

     (b) Percent of Class:

     5.9%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               986,356 Please refer also to Attachment A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               986,356 Please also refer to Attachment A

CUSIP No. 229678 10 7                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 229678 10 7                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 9, 1999
                                         ----------------------------------
                                         Date


                                         Burr, Egan, Deleage & Co.
                                         ---------------------------------

                                         /s/ Eileen McCarthy
                                         ---------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A



                          CUBIST PHARMACEUTICALS, INC.


BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA V LIMITED PARTNERSHIP AND CUSTOMS HOUSE PARTNERS. AT DECEMBER 31, 1998, THE BENEFICIAL OWNERSHIP IS AS FOLLOWS:


                                   COMMON
                                   SHARES
                                   -------

     ALTA V LIMITED PARTNERSHIP    976,098
     CUSTOMS HOUSE PARTNERS         10,258
                                   -------

                    TOTAL:         986,356

THE RESPECTIVE GENERAL PARTNERS OF THESE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY SUCH FUNDS.

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF ALTA V MANAGEMENT PARTNERS, L.P. (THE GENERAL PARTNER OF ALTA V LIMITED PARTNERSHIP) AND CUSTOMS HOUSE PARTNERS. AS GENERAL PARTNERS OF THE FUNDS, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUNDS. THESE PRINCIPALS DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. TERRANCE MCGUIRE, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNER OF ALTA V MANAGEMENT PARTNERS, L.P. (WHICH IS THE GENERAL PARTNER OF ALTAV LIMITED PARTNERSHIP). AS GENERAL PARTNER OF THE FUND, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS WITH RESPECT TO THE SHARES HELD BY THE FUND. MR. MCGUIRE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL THE SHARES HELD BY ALTA V LIMITED PARTNERSHIP EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTEREST THEREIN. MR. MCGUIRE ALSO DISCLAIMS BENEFICIAL OWNERSHIP TO ALL THE SHARES OF CUSTOMS HOUSE PARTNERS.

MR. MCGUIRE ALSO HOLDS A DIRECTOR'S STOCK OPTION TO PURCHASE 8,542 SHARES OF COMMON STOCK SUBJECT TO CERTAIN VESTING INSTALLMENTS.